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           Filed by Board of Trade of the City of Chicago (CBOT)
           Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933
           File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on August 8, 2000, and is currently available on the CBOT's Intranet Sites, MemberNet and OnBoard.

                                August 8, 2000


Dear Fellow Member,

Prior to the first restructuring vote, I wrote you regarding the issue of preferential pricing for CBOT members at the new electronic trading company. Your feedback informed the Implementation Committee that this matter was of great importance to the CBOT membership as we neared the voting stages of restructuring. I promised that before a second vote took place, our Implementation Committee would review the membership's "most favored nation"
(MFN) status as currently envisioned within the restructuring plan.

Currently, the CBOT's restructuring plan contemplates a three-year period of preferential fee pricing for CBOT members at the electronic trading company. The "Restructuring Questions and Answers" booklet distributed on May 22, 2000 states the following on page 13:

How will trading fees be established for the electronic trading company and for-profit CBOT?

We currently expect that trading fees assessed by each company will be determined independently by their respective boards of directors and management. The electronic trading company, however, is currently anticipated to establish exchange fees for CBOT members and their lessees that are no higher than those changes to anyone else for the term of a three-year non-compete and cooperative agreement.

Merrill Lynch, our restructuring advisor, strongly advised against establishing a member fee preference in perpetuity. Their rationale was that such a fee differential would have a negative effect on the company's valuation.

The Implementation Committee is willing to explore the MFN issue further, and we would like to solicit member opinions in this process. In order for member input to be effectively reviewed by the Committee, we are asking that members submit their MFN proposals in writing. Please send your written suggestions with supporting information to:

     CBOT Implementation Committee
     c/o Office of the Chairman
     141 W. Jackson Blvd., Suite 600A
     Chicago, IL  60604

Thank you for your involvement in this aspect of our restructuring plan.

                              Sincerely,


                              /s/ David P. Brennan
                              David P. Brennan


Restructuring Contact Information
---------------------------------
E-mail Address:     restructuring@cbot.com
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Hotline Number:     (847) 326-0926
Fax Number:         (312) 341-5810
Mailing Address:    CBOT Restructuring
                    4015 Board of Trade Building
                    Chicago, IL 60604

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We urge CBOT members and membership interest holders to read the Registration
Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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